UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 30, 2015

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-200212).

This Form 6-K consists of the legal opinions which appear below.

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

April 30, 2015

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented from time to time (as amended through the date hereof, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-200212) (the “Registration Statement”), including the Prospectus dated November 14, 2014, the Product Supplement dated November 17, 2014 relating to the Airbag Yield Optimization Notes, the Prospectus Supplement dated March 27, 2015 relating to the Airbag Yield Optimization Notes, the Product Supplement dated November 17, 2014 relating to the Trigger Autocallable Optimization Securities, the Prospectus Supplement dated March 27, 2015 relating to the Trigger Autocallable Optimization Securities, the Product Supplement dated November 17, 2014 relating to the Trigger Performance Securities, the Prospectus Supplement dated March 27, 2015 relating to the Trigger Performance Securities, the Product Supplement dated November 17, 2014 relating to the Trigger Phoenix Autocallable Optimization Securities, the Prospectus Supplement dated March 27, 2015 relating to the Trigger Phoenix Autocallable Optimization Securities, the Product Supplement dated November 17, 2014 relating to the Trigger Yield Optimization Notes, the Prospectus Supplement dated March 27, 2015 relating to the Trigger Yield Optimization Notes, the Final Terms Supplement dated April 27, 2015 relating to the TWTR Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 27, 2015 relating to the IBB Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 27, 2015 relating to the URI Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 27, 2015 relating to the XLE Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 27, 2015 relating to the BIDU Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 27, 2015 relating to the CBI Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 27, 2015 relating to the CCJ Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 27, 2015 relating to the FEYE1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 27, 2015 relating to the FEYE2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 27, 2015 relating to the FEYE3 Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 27, 2015 relating to the FSLR Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 27, 2015 relating to the MGM Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 27, 2015 relating to the WFT Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 27, 2015 relating to the AAPL Securities (as defined in Annex A hereto) and the Final Terms Supplement dated April 27, 2015 relating to the GNW Securities (as defined in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated April 30, 2015 representing the TWTR Securities, (d) the Global Security dated April 30, 2015 representing the IBB Securities, (e) the Global Security dated April 30, 2015 representing the URI Securities, (f) the Global Security dated April 30, 2015 representing the XLE Securities, (g) the Global Security dated April 30, 2015 representing the BIDU Securities, (h) the Global Security dated April 30, 2015 representing the CBI Securities, (i) the Global Security dated April 30, 2015 representing the CCJ Securities, (j) the Global Security dated April 30, 2015 representing the FEYE1 Securities, (k) the Global Security dated April 30, 2015 representing the FEYE2 Securities, (l) the Global Security dated April 30, 2015 representing the FEYE3 Securities, (m) the Global Security dated April 30, 2015 representing the FSLR Securities, (n) the Global Security dated April 30, 2015 representing the MGM Securities, (o) the Global Security dated April 30, 2015 representing the WFT Securities, (p) the Global Security dated April 30, 2015 representing the AAPL Securities, (q) the Global Security dated April 30, 2015 representing the GNW Securities, (r) UBS AG Group Treasurer Resolutions dated (i) December 22, 2008, (ii) August 16, 2011, (iii) December 9, 2011, (iv) May 8, 2014 and (v) November 14, 2014, related to the establishment of the Company’s medium-term note program and (s) the Officers’ Certificate dated November 14, 2014, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (s) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the Company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter or communicate with or advise you as to any changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Airbag Yield Optimization Notes due November 1, 2016 (Linked to the common stock of Twitter, Inc.) (the “TWTR Securities”)	$185,000.00
Trigger Autocallable Optimization Securities due May 4, 2017 (Linked to the shares of iShares® Nasdaq Biotechnology ETF) (the “IBB Securities”)	$250,000.00
Trigger Autocallable Optimization Securities due November 3, 2016 (Linked to the common stock of United Rentals, Inc.) (the “URI Securities”)	$100,000.00
Trigger Performance Securities due May 4, 2020 (Linked to the shares of Energy Select Sector SPDR® Fund) (the “XLE Securities”)	$158,000.00
Trigger Phoenix Autocallable Optimization Securities due May 4, 2017 (Linked to the American depositary shares of Baidu, Inc.) (the “BIDU Securities”)	$275,000.00
Trigger Phoenix Autocallable Optimization Securities due May 4, 2016 (Linked to the common stock of Chicago Bridge & Iron Company N.V.) (the “CBI Securities”)	$101,000.00
Trigger Phoenix Autocallable Optimization Securities due May 4, 2017 (Linked to the common stock of Cameco Corporation) (the “CCJ Securities”)	$105,000.00
Trigger Phoenix Autocallable Optimization Securities due May 4, 2016 (Linked to the common stock of FireEye, Inc.) (the “FEYE1 Securities”)	$150,000.00
Trigger Phoenix Autocallable Optimization Securities due May 4, 2016 (Linked to the common stock of FireEye, Inc.) (the “FEYE2 Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due May 4, 2016 (Linked to the common stock of FireEye, Inc.) (the “FEYE3 Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due May 4, 2017 (Linked to the common stock of First Solar, Inc.) (the “FSLR Securities”)	$135,000.00
Trigger Phoenix Autocallable Optimization Securities due May 4, 2017 (Linked to the common stock of MGM Resorts International) (the “MGM Securities”)	$250,000.00
Trigger Phoenix Autocallable Optimization Securities due November 3, 2016 (Linked to the common stock of Weatherford International Ltd.) (the “WFT Securities”)	$100,000.00
Trigger Yield Optimization Notes due September 1, 2016 (Linked to the common stock of Apple Inc.) (the “AAPL Securities”)	$149,894.50
Trigger Yield Optimization Notes due May 2, 2016 (Linked to the common stock of Genworth Financial, Inc.) (the “GNW Securities”)	$279,905.64

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

April 30, 2015

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented from time to time (as amended through the date hereof, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-200212) (the “Registration Statement”), including the Prospectus dated November 14, 2014, the Product Supplement dated November 17, 2014 relating to the Buffered Return Optimization Securities, the Product Supplement dated November 24, 2014 relating to the Contingent Return Optimization Securities, the Product Supplement dated November 17, 2014 relating to the Return Optimization Securities, the Product Supplement dated December 22, 2014 relating to the Trigger Autocallable Optimization Securities, the Product Supplement dated November 17, 2014 relating to the Trigger Phoenix Autocallable Optimization Securities, the Product Supplement dated November 17, 2014 relating to the Trigger Performance Securities, the Product Supplement dated November 17, 2014 relating to the Trigger Return Optimization Securities, the Pricing Supplement dated April 28, 2015 relating to the SX5E BROS Securities (as defined in the Annex A hereto), the Pricing Supplement dated April 27, 2015 relating to the RTY CROS Securities (as defined in the Annex A hereto), the Pricing Supplement dated April 27, 2015 relating to the SPX CROS Securities (as defined in the Annex A hereto), the Pricing Supplement dated April 28, 2015 relating to the MXEA Securities (as defined in the Annex A hereto), the Pricing Supplement dated April 28, 2015 relating to the RTY TAOS Securities (as defined in the Annex A hereto), the Pricing Supplement dated April 28, 2015 relating to the ABBV Securities and the HLT Securities (as defined in the Annex A hereto), the Pricing Supplement dated April 28, 2015 relating to the SX5E and RTY Securities (as defined in the Annex A hereto), the Pricing Supplement dated April 28, 2015 relating to the SX5E TPS Securities (as defined in the Annex A hereto) and the Pricing Supplement dated April 27, 2015 relating to the SPX TROS Securities (as defined in the Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated April 30, 2015 representing the SX5E BROS Securities, (d) the Global Security dated April 30, 2015 representing the RTY CROS Securities, (e) the Global Security dated April 30, 2015 representing the SPX CROS Securities, (f) the Global Security dated April 30, 2015 representing the MXEA Securities, (g) the Global Security dated April 30, 2015 representing the RTY TAOS Securities, (h) the Global Security dated April 30, 2015 representing the ABBV Securities, (i) the Global Security dated April 30, 2015 representing the HLT Securities, (j) the Global Security dated April 30, 2015 representing the SX5E and RTY Securities, (k) the Global Security dated April 30, 2015 representing the SX5E TPS Securities, (l) the Global Security dated April 30 representing the SPX TROS Securities, (m) UBS AG Group Treasurer Resolutions dated (i) December 22, 2008, (ii) August 16, 2011, (iii) December 9, 2011, (iv) May 8, 2014 and (v) November 14, 2014 related to the establishment of the Company’s medium-term note program and (n) the Officers’ Certificate dated November 14, 2014, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (n) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the Company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

As special counsel, we hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities and, as special tax counsel we hereby consent to the reference to Cadwalader, Wickersham & Taft and the discussion of our opinions set forth under the headings “What Are the Tax Consequences of the Securities?” in the Pricing Supplement dated April 28, 2015 relating to the SX5E BROS Securities, “What Are the Tax Consequences of the Securities?” in the Pricing Supplement dated April 27, 2015 relating to the RTY CROS Securities, “What Are the Tax Consequences of the Securities?” in the Pricing Supplement dated April 27, 2015 relating to the SPX CROS Securities, “What Are the Tax Consequences of the Securities?” in the Pricing Supplement dated April 28, 2015 relating to the MXEA Securities, “What Are the Tax Consequences of the Securities?” in the Pricing Supplement dated April 28, 2015 relating to the RTY TAOS Securities, “What Are the Tax Consequences of the Securities?” in the Pricing Supplement dated April 28, 2015 relating to the ABBV Securities and HLT Securities, “What Are the Tax Consequences of the Securities?” in the Pricing Supplement dated April 28, 2015 relating to the SX5E RTY Securities, “What Are the Tax Consequences of the Securities?” in the Pricing Supplement dated April 28, 2015 relating to the SX5E TPS Securities and “What Are the Tax Consequences of the Securities?” in the Pricing Supplement dated April 27, 2015 relating to the SPX TROS Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter or communicate with or advise you as to any changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Buffered Return Optimization Securities due April 28, 2017 (Linked to the EURO STOXX 50® Index) (the “SX5E BROS Securities”)	$4,876,400.00
Contingent Return Optimization Securities due April 30, 2018 (Linked to the Russell 2000® Index) (the “RTY CROS Securities”)	$3,953,200.00
Contingent Return Optimization Securities due April 30, 2018 (Linked to the S&P 500® Index) (the “SPX CROS Securities”)	$2,700,030.00
Return Optimization Securities (Linked to the MSCI-EAFE® Index) (the “MXEA Securities”)	$1,707,500.00
Trigger Autocallable Optimization Securities due April 28, 2017 (Linked to the Russell 2000® Index) (the “RTY TAOS Securities”)	$1,706,160.00
Trigger Phoenix Autocallable Optimization Securities due April 30, 2018 (linked to the common stock of AbbVie Inc.) (the “ABBV Securities”)	$8,091,740.00
Trigger Phoenix Autocallable Optimization Securities due April 30, 2018 (linked to the common stock of Hilton Worldwide Holdings Inc.) (the “HLT Securities”)	$3,872,900.00
Trigger Phoenix Autocallable Optimization Securities due April 30, 2025 (Linked to the least performing index between the EURO STOXX 50® Index and the Russell 2000® Index due April 30, 2025) (the “SX5E RTY Securities”)	$28,729,520.00
Trigger Performance Securities due April 30, 2020 (Linked to the EURO STOXX 50® Index) (the “SX5E TPS Securities”)	$7,051,330.00
Trigger Return Optimization Securities due April 30, 2018 (Linked to the S&P 500® Index) (the “SPX TROS Securities”)	$4,890,600.00

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

April 30, 2015

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Securities LLC (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Financial Services, Inc. and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented from time to time (as amended through the date hereof, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-200212) (the “Registration Statement”), including the Prospectus dated November 14, 2014, the Product Supplement dated December 19, 2014 relating to the Underlier-Linked Notes and the Pricing Supplement dated April 23, 2015 relating to the Securities (as specified in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated April 28, 2015 representing the Securities, (d) UBS AG Group Treasurer Resolutions dated (i) December 22, 2008, (ii) August 16, 2011, (iii) December 9, 2011, (iv) May 8, 2014 and (v) November 14, 2014, related to the establishment of the Company’s medium-term note program and (e) the Officers’ Certificate dated November 14, 2014, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (e) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the Company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

As special counsel, we hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities and, as special tax counsel we hereby consent to the reference to Cadwalader, Wickersham & Taft LLP and the discussion of our opinions set forth under the headings “Supplemental discussion of U.S. federal income tax consequences” in the Pricing Supplement dated April 23, 2015 relating to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter or communicate with or advise you as to any changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Capped Leveraged Buffered Notes due June 28, 2017 (Linked to the iShares® MSCI Emerging Markets ETF)	$526,000.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
	Name:	Kiye Sakai
	Title:	Managing Director

By:	/s/ Sarah Starkweather
	Name:	Sarah Starkweather
	Title:	Executive Director

Date: 30 April 2015